Exhibit 8.01 (a)

VSB Bancorp, Inc.

VSB BANCORP, INC. ANNOUNCES CASH DIVIDEND

Contact Name:

Ralph M. Branca

President& CEO

(718) 979-1100

Staten Island, N. Y. — March 13, 2012. VSB Bancorp, Inc. (NASDAQ GM: VSBN), the holding company for Victory State Bank, announced today that its Board of Directors has declared a quarterly cash dividend of $0.06 per share payable on April 2,2012 to stockholders of record on March 23, 2012. Joseph J. LiBassi, Chairman of the Board of Directors, stated, “We are pleased to announce our eighteenth consecutive cash dividend. Our capital levels are well in excess of what is considered ‘well capitalized,’ according to industry standards.”

Raffaele M. Branca, President and Chief Executive Officer, reported, “Our dividend payout ratio is 66.5% on fourth quarter 2011 earnings, a level higher than we had in the past. We reported weaker earnings in the fourth quarter due to increased charge-offs and a higher amount of non-performing loans. We believe that we can effectively work through our loan issues while continuing to generate earnings in 2012.”

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, commenced operations on November 17, 1997. The Bank’s initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp’s total equity increased to $27.1 million by December 31, 2011. The Bank operates five full service locations in Staten Island, the main office at 4142 Hylan Boulevard in Great Kills and branches on Forest Avenue in West Brighton, Hyatt Street in St. George, Hylan Boulevard in Dongan Hills and Bay Street in Rosebank. We announced our sixth branch location in Charleston/Tottenville section of Staten Island, subject to regulatory approval.

The payment of dividends is at the discretion of the Board of Directors and nothing contained herein should be interpreted as a commitment to pay future dividends.

Statements contained in this press release, which are not historical facts, are forward -looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to materially differ from those currently, anticipated. Those risks and uncertainties include, among other things, possible future changes in (i) the local, regional or national economy, (ii) market interest rates, (iii) customer preferences; (iv) competition or (v) federal or state laws.